Room 4561

October 15, 2007

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

      Re: **Pacific Webworks, Inc.**
           Form 10-KSB for Fiscal Year Ended December 31, 2005
           Filed March 31, 2006
           File No. 000-26731

Dear Mr. Larsen:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Very truly yours,

      Mark Kronforst
      Accounting Branch Chief